Investor Relations/Media Contact: ICR, Inc. Brad Cohen bcohen@icrinc.com 212-217-6393

CAPLEASE ANNOUNCES EXPIRATION AND FINAL RESULTS OF
CASH TENDER OFFER

NEW YORK—(BUSINESS WIRE)—May 11, 2010—CapLease, Inc. (NYSE: LSE) announced today the expiration and final results of its previously announced cash tender offer to purchase any and all of its outstanding 7.50% Convertible Senior Notes due 2027.  The tender offer expired at 12:00 midnight, New York City time on May 10, 2010 (the “Expiration Date”).  Based on information received from D.F. King & Co., Inc., CapLease’s information agent for the tender offer, $13.5 million aggregate principal amount of outstanding notes were validly tendered and not validly withdrawn at or before the Expiration Date, all of which have been accepted for purchase by CapLease.

CapLease expects that payment for the notes will be made on May 12, 2010.  The consideration that will be paid for each $1,000 in principal amount of notes tendered will be $1,000, plus accrued and unpaid interest on such notes from the last interest payment date up to, but not including, the date on which the notes are purchased.  CapLease will utilize cash on hand to fund the payment for the tendered notes.  Upon completion of the tender offer, CapLease will have $36.4 million aggregate principal amount of notes outstanding.

This press release contains statements that are forward-looking.  Such forward-looking statements involve risks and uncertainties and actual outcomes may differ materially from those projected.  For more information regarding these risks and uncertainties, review CapLease’s filings with the Securities and Exchange Commission.

This press release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell the notes or any other securities.  The tender offer was made only pursuant to the terms of the Offer to Purchase, dated April 13, 2010, and the related letter of transmittal.  The tender offer was not made to holders of notes in any U.S. state in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such U.S. state.

About CapLease:

CapLease, Inc. is a real estate investment trust, or REIT, that invests primarily in single tenant commercial real estate assets subject to long-term leases to high credit quality tenants.